Bayes Capital Markets, LLC
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
December 31, 2015

Balance at January 1, 2015	$	-
Increases		-
Decreases		-
Balance at December 31, 2015	$	-

The accompanying notes are an integral part of these financial statements